EXHIBIT 99.1

Golar LNG Partners LP Third Quarter 2014 Cash Distribution

HAMILTON, Bermuda, Oct. 29, 2014 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended September 30, 2014 of $0.5475 per unit.

This cash distribution will be paid on November 14, 2014 to all unitholders of record as of the close of business on November 7, 2014.

Forward Looking Statements.

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the registration statement filed by Golar LNG Partners LP with the U.S. Securities and Exchange Commission (SEC), which is available via the SEC's web site at www.sec.gov. Golar LNG Partners LP undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Golar LNG Partners LP
Hamilton, Bermuda
October 29, 2014

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913